UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of March, 2007
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)
By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: March 20, 2007

For immediate release
March 20, 2007

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Announcement of a Tender Offer for Shares of Fuji Robin Industries Ltd.
     Makita Corporation (“Makita”) hereby announces that the meeting of the Board of Directors, held on March 20, 2007, resolved to acquire the common shares of Fuji Robin Industries Ltd. (“Fuji Robin”) through a tender offer (the “Tender Offer”).
1. Purpose of Tender Offer
     Makita, which holds 1,300,000 shares of Fuji Robin (10.03% of all of the issued common shares of Fuji Robin), will carry out the Tender Offer aiming to acquire all the issued and outstanding shares of Fuji Robin (excluding its treasury shares and the shares already owned by Makita), for the purpose of making Fuji Robin a wholly-owned subsidiary of Makita.
     Makita established the “Strong Company” as a long-term goal and has been aiming to obtain and to maintain the top share in the market as a global total supplier of useful tools for consumer living and housing (electric-powered or rechargeable tools, stationary woodworking machines, pneumatic tools and gardening or engine-powered gardening tools). Makita has been attempting to concentrate management resources on these business areas and to heighten its corporate value. It strengthened the area of pneumatic tools by acquisition of the nailer business in January, 2006, which improved its product development capability of the core products, for example, nailing machines with high pressure air, and brought about certain advancements in the business field. The purpose of the Tender Offer is to strengthen the area of gardening or engine-powered gardening tools, which Makita considers an important measure to achieve the long-term goal of Makita.
     On the other hand, Fuji Robin is mainly engaged in manufacture and distribution of small-sized gasoline-powered engines (two-stroke engines and mini four-stroke engines), machinery for agriculture and forestry industries and instruments and parts for disaster prevention equipment etc. Fuji Robin has higher technical levels than any other competitors relating to the environment-responsive mini four-stroke engines, which have the lowest level fuel consumption and emissions in the world. Since the importance of tighter control on exhaust emissions, which may contribute to global warming, and the promotion of energy saving has been drawing global attention in recent years, Makita appreciates Fuji Robin’s product development capability including the mini four-stroke engines, uniquely developed, with high performance fuel consumption and low emissions.
     Makita has been co-developing engine-powered bush-cutters with Fuji Robin since Makita entered into business cooperation with Fuji Robin in the area of small-sized engine business and acquired 1,300,000 shares of Fuji Robin for the purpose of complementing and strengthening such business cooperation, in December, 1991. Makita has developed a good relationship with Fuji Robin through purchasing machinery for gardening (e.g. engine-powered bush-cutters) and other tools manufactured by Fuji Robin mainly via Fuji Heavy Industries Co., Ltd. (“Fuji Heavy Industries”), the parent company of Fuji Robin. Recently, after careful and multidimensional consideration of the relationship between Makita and Fuji Robin from the viewpoint of long-term corporate management, Makita determined that the synergy, which was limited under past business cooperation, would be heightened by making the relationship closer and by utilizing Fuji Robin’s high level technical capability in relation to small-sized gasoline-powered engines and Makita’s

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market-oriented product development capability and its global network of distribution and after-sales service. Makita believes that the Tender Offer will strengthen its gardening machinery business and will contribute to heightening its long-term corporate value.
     The detailed business deployment after the Tender Offer will be discussed and considered with Fuji Robin. However, we plan to change the corporate name of Fuji Robin after the completion of the Tender Offer.
     Makita intends to own Fuji Robin as its wholly-owned subsidiary in order to implement the business strategy rapidly. Therefore, Makita has not set the maximum number of shares to be purchased through the Tender Offer and, if the aggregate number of shares tendered under the Tender Offer exceeds the number of shares proposed to be purchased, all of the shares so tendered will be purchased. Fuji Heavy Industries has agreed to apply all of the shares of Fuji Robin held by Fuji Heavy Industries, 7,525,270 shares (58.07% of all of the issued common shares of Fuji Robin), to the Tender Offer.
     If the Tender Offer is successful, Makita will hold over two thirds (2/3) of the aggregate number of issued shares of Fuji Robin, in consideration of the shares of Fuji Robin already held by Makita. If the Tender Offeror fails to acquire all the shares of Fuji Robin, Makita plans to carry out, after the completion of the Tender Offer, a share exchange (Kabushiki Kokan; hereinafter the “Share Exchange”) under the Companies Act of Japan upon completion of which Fuji Robin will become a wholly-owned subsidiary of Makita, or measures other than the Share Exchange which have equivalent effects to the Share Exchange. In the case abovementioned, the amount of shares or money offered to shareholders of Fuji Robin will be determined based on the purchase price in the Tender Offer. However, such amount of shares or money may be different from the purchase price in the Tender Offer according to the influences of changes in the environment around the business of Fuji Robin, the fluctuation of the stock market or the achievement of both companies, or other events.
     In the event of the Share Exchange, shareholders of Fuji Robin may request an appraisal remedy in accordance with the pertinent laws and ordinances. The purchase price per share may differ from the purchase price in the Tender Offer or the economical value that shareholders of Fuji Robin will receive through the Share Exchange.
     There is a possibility that Makita will carry out measures other than the Share Exchange which have equivalent effects to the Share Exchange according to the circumstances, such as revision or authoritative interpretation, etc., of law or system, etc., in relation to the Share Exchange, and the shareholding ratio of Fuji Robin by Makita and situation of shareholding of Fuji Robin by other shareholders after the Tender Offer, etc. However, at this moment, no specific scheme has been decided upon in case the Share Exchange is not carried out. The procedure after the completion of the Tender Offer shall be announced through the stock exchange, etc., as soon as a decision is made.
     The shares of Fuji Robin, listed in the Tokyo Stock Exchange on the present day, may be delisted through the prescribed procedures in accordance with the criteria for the delisting of shares of the Tokyo Stock Exchange, due to the result of the Tender Offer. In the event that the Share Exchange is carried out after the completion of the Tender Offer, the shares of Fuji Robin will be delisted, and may not be traded in the Tokyo Stock Exchange.
     The Board of Directors of Fuji Robin has resolved, at its meeting held on March 20, 2007, to endorse the Tender Offer.

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2. Overview of the Tender Offer
(1) Profile of the Target Company

(i) Corporate name	Fuji Robin Industries Ltd.
(ii) Principal Business	Manufacture and distribution of engines, machinery for agriculture, forestry and construction industries, vehicles for industrial use, machinery for golf courses and related parts, equipments for environmental sanitation, and instruments and parts for disaster prevention equipment
(iii) Date of Incorporation	July 24, 1950
(iv) Address of Head Office	Numazu City, Shizuoka Prefecture
(v) Title and Name of Representative	Mitsunori Watanabe, Representative Director
(vi) Amount of Capital	JPY 833,900,000-
     (vii) Composition of Major Shareholders and Shareholding Ratios

Fuji Heavy Industries Co., Ltd.	58.07%
Makita Corporation	10.03%
Ogawa Pump Industrial Company	1.42%
Japan Securities Finance Co., Ltd.	1.14%
Employees’ Stock Ownership Trust of Fuji Robin	0.48%
Sumitomo Life Insurance Company	0.41%
Shizuoka Bank	0.41%
Osaka Securities Finance Co, Ltd.	0.39%
ITOCHU Corporation	0.39%
Chizuko Kubo	0.39%
(viii) Relationship between Offeror and Target Company

Capital Relationship	Makita holds 10.03% (1,300,000 shares) of all of the issued and outstanding common shares of Fuji Robin.
Personal Relationship	None
Business Relationship	Makita has been involved in business cooperation with Fuji Robin. Makita purchases machinery for agriculture and forestry and other products manufactured by Fuji Robin mainly via Fuji Heavy Industries, and Fuji Robin directly purchases machinery for agriculture and forestry and other products manufactured by Makita and distributes them in Japan.
Applicability to a Related Party	None
(2) Tender Offer Period
     (i) Tender Offer Period at the Time of Filing
From March 22, 2007 (Thursday) through April 19, 2007 (Thursday) (21 business days)
     (ii) Possibility of Extension Based on the Request of the Target Company
When an opinion report in which Fuji Robin requests an extension of the tender offer period based on Paragraph 3, Article 27-10 of Securities Exchange Law (Law No. 25, 1948; the “Law”) is submitted, the Tender Offer Period shall be extended to 30 business days; the last date of the period shall be May 7, 2007 (Monday).

(3) Purchase Price	260 yen per share
(4) Grounds for Calculation of Purchase Price
     (i) Basis of Calculation
The purchase price in the Tender Offer (the “Tender Offer Price”), 260 Yen per share, was resolved by taking into consideration the evaluation of Fuji Robin’s share value made by Daiwa Securities SMBC Co., Ltd. (“Daiwa SMBC”), the financial adviser of Makita (the “Share Evaluation Report”). Daiwa SMBC performed, after carefully considering appropriate calculation methods for the Tender Offer, the assessment by the

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historical trading range analysis method (the “HTRA Method”)#@as a market approach based on the transaction price in the market, and the discounted cash flow method (the “DCF Method”), as an income approach from the viewpoint of profitability, among share value assessment methods generally used in tender offer price calculation. The range of the Fuji Robin stock value per share based on these calculation methods are as follows:

The HTRA Method:	201 to 216 yen
The DCF Method:	241 to 283 yen
Referring to the stock value of Fuji Robin as calculated above, Makita considered a Tender Offer Price within the range of 201 to 283 yen, and comprehensively contemplated the result of the due diligence related to business, legal, financial and tax matters, the synergy generated between Makita and Fuji Robin, pros and cons of the Tender Offer by Fuji Robin, and the result of discussion and negotiation between Fuji Heavy Industries, the parent company of Fuji Robin. As a result, the Board of Directors of Makita resolved, at its meeting held on March 20, 2007, to determine the Tender Offer Price as 260 yen per share.
The Tender Offer Price would be a 30% premium to the 200 yen (rounded off to the nearest whole number), average closing share price of Fuji Robin’s shares on the Tokyo Stock Exchange for the past 3-month period ended on March 19, 2007.
     (ii) Background of Calculation
Makita started to discuss and negotiate with Fuji Heavy Industries, the parent company of Fuji Robin, around January, 2007. It then had had a discussion with Fuji Robin and conducted due diligence related to business, legal, financial and tax matters since around February, 2007. After that, Makita received the Stock Value Calculation Report from Daiwa SMBC on March 19, 2007, and then, the Board of Directors of Makita resolved, at its meeting held on March 20, 2007, to determine the Tender Offer Price as 260 yen.
     (iii) Relationship between the appraiser
Daiwa SMBC is not a related company of Makita.
(5) Number of Shares to be Purchased

(Shares)
	Number to be Purchased	Number to be Over-Purchased
Class of Shares	(Converted into Shares)	(Converted into Shares)

Share Certificate	7,525,270	—
Certificate of Stock Acquisition Right	—	—
Certificate of Bond with Stock Acquisition Right	—	—
Deposit Receipt for Share Certificates and Other Securities	—	—

Total	7,525,270	—

(Note 1)	If the aggregate number of share certificates or other securities (the “Applied Share Certificates”) tendered under the Tender Offer fails to reach the number of shares proposed to be purchased (7,525,270 shares), none of the Applied Share Certificates so tendered will be purchased. If the aggregate number of Applied Share Certificates tendered under the Tender Offer exceeds the number of shares proposed to be purchased (7,525,270 shares), all of the Applied Share Certificates so tendered will be purchased.

(Note 2)	Fractional shares are the object of the Tender Offer. However, certificates should be submitted when tendering. It is not necessary to submit certificates if the certificates are stored by Japan Securities Depository Center, Inc.

(Note 3)	Treasury shares held by Fuji Robin are not included within the target of the Tender Offer.

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(6) Changes in the Shareholding Ratio Resulting from the Tender Offer

Number of Voting Rights Represented by Share Certificates and Other Securities Owned by Makita before the Tender Offer	1,300	Shareholding Ratio before the Tender Offer	10.07%

Number of Voting Rights Represented by Share Certificates and Other Securities Owned by Specially Related Parties before the Tender Offer	7	Shareholding Ratio before the Tender Offer	0.05%

Number of Voting Rights Represented by Share Certificates and Other Securities to be Purchased	7,525	Shareholding Ratio after the Tender Offer	68.17%

Total Number of Voting Rights of all the Shareholders of Fuji Robin	12,912

(Note 1)	“Shareholding Ratio before the Tender Offer” is calculated using the “Total Number of Voting Rights of Shareholders of Fuji Robin” as the denominator.

(Note 2)	The “Total Number of Voting Rights of Shareholders of Fuji Robin” represents the total number of voting rights of all the shareholders as of September 30, 2006 as described in the 82nd Semi-Annual Report submitted on December 22, 2006. It should be noted, however, that since fractional shares are also subject to the Tender Offer, for the purpose of calculating the “Shareholding Ratio after the Tender Offer,” the “Total Number of Voting Rights of Shareholders of Fuji Robin”, the denominator, is deemed to be 12,945 units, by adding the number of voting rights of fractional shares (33 units, which represent the number of the voting rights of 33,280 shares, difference between the number of fractional shares given in the semiannual report, 34,000 shares, and the number of fractional shares held by Fuji Robin and not intended to be purchased through the Tender Offer, 720 shares) to 12,912 units above.

(Note 3)	Since the shares owned by specially related parties are the object of the Tender Offer, the “Number of Voting Rights Represented by Share Certificates and Other Securities Owned by Specially Related Parties before the Tender Offer” is not added to numerator for the purpose of calculating the “Shareholding Ratio after the Tender Offer.”

(Note 4)	“Shareholding Ratio before the Tender Offer” and “Shareholding Ratio after the Tender Offer” are rounded off from three decimal places to two decimal places.

(7) Funding for the Tender Offer	1.957 million yen

(Note)	The amount of funding is a product of the Offering Price (260 yen) and the number of shares proposed to be purchased (7,525,270 shares). However, the maximum amount is 3.028 Million yen because if the aggregate number of share certificates tendered under the Tender Offer exceeds the number of shares proposed to be purchased, all of the shares so tendered will be purchased.
(8) Method of Settlement
     (i) Name and Head Office of Securities Company or Financial Institution, etc. in Charge of Settlement of the Tender Offer

Daiwa Securities SMBC Co., Ltd.	8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Daiwa Securities Co., Ltd.	6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo

(ii) Commencement Date of Settlement	April 27, 2007 (Friday)

(Note)	When an opinion report in which Fuji Robin requests an extension of the tender offer period based on Paragraph 3, Article 27-10 of the Law is submitted, the Commencement Date of Settlement shall be May 15, 2007 (Tuesday).
     (iii) Method of Settlement Procedure
After the end of the Tender Offer Period, a notice of purchase will be mailed to the address or the location of

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shareholders applying to the Tender Offer (the “Applying Shareholders”) (or the address of the standing proxy, in the case of foreign shareholders) without delay.
Payment of the Purchase Price will be made in cash. The Tender Offer Agent or the Sub-Agent will, in accordance with the Applying Shareholders’ instructions, remit the purchase price for the share certificates without delay, on and after the commencement date of settlement, to the places designated by the Applying Shareholders, or allow payment to the Applying Shareholders at the head office or branch offices which accepted the applications.
(9) Other Conditions and Methods of Purchase, etc.
     (i) Conditions set forth in each Item of Paragraph 4, Article 27-13 of the Law
If the aggregate number of the Applied Share Certificates tendered under the Tender Offer fails to reach the number of shares proposed to be purchased (7,525,270 shares), none of the Applied Share Certificates so tendered will be purchased. If the aggregate number of the Applied Share Certificates tendered under the Tender Offer exceeds the number of shares proposed to be purchased (7,525,270 shares), all of the Applied Share Certificates so tendered will be purchased.
     (ii) Conditions of Withdrawal of the Tender Offer, Details thereof and Method of Disclosure of Withdrawal
Upon the occurrence of any event listed in Item 1 (i) through (ix) and (xii) through (xviii), Item 2, Item 3 (i) through (viii), Item 5 of Paragraph 1 of Article 14, and Items 3 through 6 of Paragraph 2 of the same Article of the Enforcement Order of the Securities Exchange Law (Government Order No. 321, 1965; the “Order”), Makita may withdraw the Tender Offer.
In the event that Makita intends to withdraw the Tender Offer, it will give public notice thereof through electronic disclosure and disclose the existence of such notice through The Nihon Keizai Shimbun; provided, however, that if it is difficult to give such notice by the last day of the Tender Offer Period, Makita will make a public announcement pursuant to Article 20 of the Cabinet Office Ordinance concerning the Disclosure of Tender Offer for Share Certificates and Other Securities by Parties Other Than The Issuer (Ministerial Ordinance No. 38, 1990; the “Ordinance”) and forthwith give public notice.
     (iii) Conditions of Reduction of Purchase Price, etc., Details thereof and Method of Disclosure of Reduction, etc.
Pursuant to Item 1, Paragraph 1, Article 27-6 of the Law, in case that Fuji Robin takes any action enumerated in Paragraph 1, Article 13 of the Order, Makita may reduce the purchase price of the Tender Offer in accordance with the methods provided in Paragraph 1, Article 19 of the Ordinance.
In the event that Makita intends to reduce the purchase price of the Tender Offer, it will give public notice thereof through electronic disclosure and disclose the existence of such notice through The Nihon Keizai Shimbun; provided, however, that if it is difficult to give such notice by the last day of the Tender Offer Period, Makita will make a public announcement pursuant to Article 20 of the Ordinance and forthwith give public notice. If any of the purchase conditions or other items is modified, Makita will purchase the Applied Share Certificates, etc. offered prior to the announcement of such modifications under the purchase conditions as modified.
     (iv) Matters Concerning Applying Shareholders’ Right of Cancellation of Agreement
The Applying Shareholders may cancel an agreement regarding the Tender Offer at any time during the Tender Offer Period. In case of such cancellation, the Applying Shareholders are required to deliver or mail a document of cancellation (i.e. the receipt of the application for the Tender Offer as well as the document requesting the cancellation of the application on the Tender Offer) to the head office or the branch office where the Tender Offer Agent accepted the application (or the Sub-Agent in case it accepted the application) by 16:00 on the last day of the Tender Offer Period; provided, however, that in case of cancellations sent by mail, the document of cancellation shall not have any effect unless it is arrived by 16:00 on the last day of the Tender Offer Period.
No compensation for damages or penalty payment will be claimed to any Applying Shareholders by Makita,

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even if the agreement with the Applying Shareholders is cancelled. The cost of returning the Share Certificates, etc. will be borne by Makita. In case the cancellation is made by the Applying Shareholders, and subject to the instruction by the Applying Shareholders, Makita will return the Share Certificates, etc. immediately after the second business day following the last day of the Tender Offer Period (or the date of withdrawal if the Tender Offer is withdrawn), according to the following procedure:
1)	In cases where the share certificates or other securities are submitted to the Tender Offer Agent or the Sub-Agent in applying for the Tender Offer, the share certificates or other securities not to be purchased will be delivered or mailed to the address of the Applying Shareholders (or the address of the standing proxy in the case of foreign shareholders);

2)	In cases where the share certificates or other securities kept in custody by the Tender Offer Agent or the Sub-Agent (or the JSDC through Tender Offer Agent or the Sub-Agent) are tendered, the share certificates or other securities not to be purchased will be returned in the same conditions as at the time of application.
     (v) Method of Disclosure if the Terms and Conditions of the Tender Offer are Changed
In the event that Makita intends to change the terms and conditions of the Tender Offer, it will give public notice thereof through electronic disclosure and disclose the existence of such notice through The Nihon Keizai Shimbun; provided, however, that if it is difficult to give such notice by the last day of the Tender Offer Period, Makita will make a public announcement pursuant to Article 20 of the Ordinance and forthwith give public notice. If any of the terms and conditions is modified, Makita will purchase the Applied Share Certificates, etc. offered prior to the announcement of such modifications under the purchase conditions as modified.
     (vi) Means of Disclosure of Amendment Statement
If the Amendment Statement is submitted to the Director of the Kanto Local Finance Bureau, Makita will forthwith make a public announcement of the concerns thereof to the extent that such amendments relate to the contents of the public notice of the commencement of the Tender Offer, pursuant to the manner set forth in Article 20 of the Ordinance. Makita will also forthwith amend the Tender Offer Explanatory Statement and provide the amended Tender Offer Explanatory Statement to the Applying Shareholders who received the previous Explanatory Statement. If the amendments are limited in extent, however, Makita may, instead of providing an amended Tender Offer Explanatory Statement, prepare and deliver a document stating the reason for the amendments, the matters amended and the contents after the amendments to the Applying Shareholders.
     (vii) Method of Disclosure of Result of Tender Offer
Makita will make a public announcement concerning the results of the Tender Offer in accordance with Article 9-4 of the Order and Article 30-2 of the Ordinance on the day following the last day of the Tender Offer Period.
(10) Date of Public Announcement
March 22, 2007 (Thursday)
(11) Tender Offer Agent
Daiwa Securities SMBC Co., Ltd.
Daiwa Securities Co., Ltd. (Sub-Agent)
(12) Other Matters
The Tender Offer is not being made, directly or indirectly, in or into, or by use of the mail or any means or instrumentality (including, without limitation, telephone, telex, facsimile transmission, electronic mail or internet communication) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States or to U.S. persons. Neither tenders by use of the above means or instrumentality or through the above facilities, nor tenders from the United States, will be allowed.

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English Translation of press release originally issued in Japanese language

Neither the registration statement of the Tender Offer nor the documents relating to the Tender Offer (the “Documents”) are being sent or distributed in or into, or by use of the mail or any means or instrumentality, of the United States or to U.S. persons. Neither the registration statement of the Tender Offer nor the Documents can be distributed, in or into the United States or to U.S. persons. No tenders violating any of the above-mentioned restraints, directly or indirectly, will be accepted.
If you tender your shares pursuant to the Tender Offer, you (or the standing proxy, in the case of foreign shareholders) may be requested to warrant and represent to the Tender Offer Agent, among other things, that:
You do not reside in the United States at the time of your tender and the time of sending the application form for the Tender Offer. You have not received or sent, directly or indirectly, any of the information (including a copy of the information) contained therein in, into or from the United States. You have not used the mail or any means or instrumentality (including, without limitation, telephone, telex, facsimile transmission, electronic mail or internet communication) of interstate or foreign commerce of, or a facility of a U.S. securities exchange of, the United States in signing or submitting and tendering the application form of the Tender Offer. You are not a person or an entity who acts as an agent with no discretion, a trustee or a mandatary of another party, unless such party has provided you with all instructions outside of the United States.
3. Miscellaneous
(1) Understandings between Tender Offeror and Target Company or its Directors
The Board of Directors of Fuji Robin has resolved to endorse the Tender Offer.
(2) Other Information Considered to be Necessary for Investors to Judge Whether They Tender or not
None